P&O
Established 1837

04024058

Peninsular and Oriental
m Navigation Company
ıll Mall
lon SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

16 March 2004

Dear Sirs

CIRCULAR RELATING TO P&O NEDLLOYD TRANSACTION

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlo 4/5

P&O

News Release

12 March 2004

CIRCULAR RELATING TO P&O NEDLLOYD TRANSACTION

On 2 February, P&O and Royal Nedlloyd N.V. announced that P&O Nedlloyd was in effect to become independently listed. P&O intends to take a 25% shareholding in Royal Nedlloyd N.V. (to be renamed Royal P&O Nedlloyd N.V.), and to receive €215 million cash, for its 50% shareholding in P&O Nedlloyd. The circular relating to this transaction and notice of an extraordinary general meeting (EGM) has been posted to P&O shareholders. P&O's EGM will be held on 29 March 2004 and Royal Nedlloyd's shareholder meeting will take place on 23 March 2004. The transaction is expected to be completed during April 2004.

A copy of the circular is available for public inspection on P&O's website (www.pogroup.com) and at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
+44 (0)20 7321 4490

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